UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of Financial Results for the First Quarter of 2019

China Biologic Products Holdings, Inc. (the “Company”) today announced its financial results for the first quarter of 2019. The press release announcing the financial results is included as Exhibit 99.1 to this Form 6-K.

Resignation of CEO

On May 8, 2019, Dr. Bing Li informed the Company that he was resigning from his positions as the CEO and a director of the Company due to personal reasons, effective immediately, and that his decision to resign did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company thanks Dr. Li for his contribution in helping the Company optimize its sales and marketing team and improve corporate governance.

On May 10, 2019, the board of directors of the Company appointed Mr. Joseph Chow to be the acting CEO of the Company and formed a search committee comprised of independent directors to seek a new CEO for the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

Date:	May 10, 2019	By:	/s/ Joseph Chow
			Name:	Joseph Chow
			Title:	Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated May 10, 2019 titled “China Biologic Reports Financial Results for the First Quarter of 2019”